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                                                                     Exhibit 3.4

                                    EXHIBIT B

                     AMENDMENTS TO THE BYLAWS OF THE COMPANY

I. Section 3 of Article II of the Company's Bylaws currently provides:

   NUMBER AND QUALIFICATION OF DIRECTORS. The authorized number of Directors shall be three (3) until changed by a duly adopted amendment to the Articles of Incorporation or by an amendment to this by-law adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.

As amended, Section 3 of Article II of the Company's Bylaws will provide:

   NUMBER OF DIRECTORS. The number of directors which shall constitute the whole board shall not be less than one (1) nor more than nine (9). The exact number of authorized directors shall be set by resolution of the board of directors, within the limits specified above. The maximum or minimum number of directors cannot be changed, nor can a fixed number be substituted for the maximum and minimum numbers, except by a duly adopted amendment to the articles of incorporation or by an amendment to this bylaw,

2. Section 2 of Article VIII of the Company's Bylaws currently provides:

   POWERS OF DIRECTORS. Subject to the right of the Shareholders to adopt, amend or repeal By-laws, as provided in Section 1 of this Article VIII, and the limitations, if any, under law, the Board of Directors may adopt, amend or repeal any of these By-laws other than a By-law or amendment thereof changing the authorized number of directors.

As amended, Section 2 of Article VIII of the Company's Bylaws will provide:

   POWERS OF DIRECTORS. Subject to the right of the Stockholders to adopt, amend or repeal By-laws, as provided in Section 1 of this Article VIII, and the limitations, if any, under law, the Board of Directors may adopt, amend or repeal any of these By-laws.



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